UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13D/A
Under the Securities Exchange Act of 1934
(Amendment No. 3)

BiondVax Pharmaceuticals Ltd.

(Name of Issuer)

Ordinary Shares, no par value

(Title of Class of Securities)

09073Q105

(CUSIP Number)

Angels Investments in Hi Tech Ltd.
34 Yerushalaim Rd, Beit Gamla, 6th Floor
Ra’anana, 4350110, Israel
Telephone: +972.73.398.9560

(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)

February 2, 2021

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-l(f) or 240.13d-l(g), check the following box.  ☐

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	09073Q105
1	Names of Reporting Persons
Angels Investments in Hi Tech Ltd.

2	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☑ (b) ☐

3	SEC Use Only

4	Source of Funds (See Instructions)
OO

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
☐

6	Citizenship or Place of Organization
Israel

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power
0

	8	Shared Voting Power
170,961,770(1)

	9	Sole Dispositive Power
0

	10	Shared Dispositive Power
170,961,770

11	Aggregate Amount Beneficially Owned by Each Reporting Person
170,961,770

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
☐

13	Percent of Class Represented by Amount in Row (11)
30.6% (2)

14	Type of Reporting Person (See Instructions)
CO

(1)	Represents 4,274,043 American Depositary Shares (“ADS”), each of which represents 40 Ordinary Shares, no par value, of the Issuer.

(2)	Based on 558,677,144 Ordinary Shares outstanding, as reported by the Issuer in its Prospectus, dated January 29, 2021, filed with the Securities and Exchange Commission pursuant to Rule 424(b)(5).

CUSIP No.	09073Q105
1	Names of Reporting Persons
Marius Nacht

2	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☑ (b) ☐

3	SEC Use Only

4	Source of Funds (See Instructions)
OO

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
☐

6	Citizenship or Place of Organization
Israel

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power
0

	8	Shared Voting Power
170,961,770(1)

	9	Sole Dispositive Power
0

	10	Shared Dispositive Power
170,961,770

11	Aggregate Amount Beneficially Owned by Each Reporting Person
170,961,770

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
☐

13	Percent of Class Represented by Amount in Row (11)
30.6% (2)

14	Type of Reporting Person (See Instructions)
IN

(1)	Represents 4,274,043 ADS, each of which represents 40 Ordinary Shares, no par value, of the Issuer.

(2)	Based on 558,677,144 Ordinary Shares outstanding, as reported by the Issuer in its Prospectus, dated January 29, 2021, filed with the Securities and Exchange Commission pursuant to Rule 424(b)(5).

The undersigned, Angels Investments in Hi Tech Ltd. (“Angels”) and Marius Nacht (collectively, the “Reporting Persons”), hereby file this Amendment No. 3 to Schedule 13D (the “Amendment”), which amends the Schedule 13D originally filed on February 16, 2017, as amended by Amendment No. 1 to Schedule 13D, filed on September 27, 2017, and as amended by Amendment No. 2 to Schedule 13D, filed on November 12, 2019 by the Reporting Persons, with respect to the Ordinary Shares, no value (the “Ordinary Shares”), of BiondVax Pharmaceuticals Ltd., an Israeli company (the “Issuer”).  The Amendment amends and supplements Items 5(a), 5(b) and 6 of the Schedule 13D.

Item 5.  Interest in Securities of the Issuer

(a) and (b)

As of the date of this Amendment, Angels holds 170,961,770 Ordinary Shares (representing 4,274,043 ADS), constituting approximately 30.6% of the issued and outstanding Ordinary Shares.

Marius Nacht is the sole shareholder and director of Angels. By reason of Mr. Nacht‘s control over Angels, Mr. Nacht may be deemed to have shared voting and investment power with respect to the Ordinary Shares of the Issuer held by Angels.

Item 6.  Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

In connection with a public offering of the Issuer, which was completed on February 2, 2021, the Reporting Persons entered into a lock-up agreement in favor of the underwriter of the public offering, pursuant to which the Reporting Persons agreed not to, except in limited circumstances, transfer or dispose of, any Ordinary Shares or any securities convertible into, or exercisable or exchangeable for, Ordinary Shares, for a period of 120 days after the date of the prospectus for the offering, which was dated January 29, 2021.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 9, 2021

ANGELS INVESTMENTS IN HI TECH LTD.
By:	/s/ Marius Nacht
	Name: Title:	Marius Nacht Sole Shareholder

MARIUS NACHT
By:	/s/ Marius Nacht